Steven A. Saide
                                 Attorney At Law
                        158 West 27th Street, Third Floor
                               New York, NY 10001

                                            March 16, 2005

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporate Finance
Stop 0408
Washington, D.C.

     Re:  Velocity Asset Management, Inc. - Registration
          Statement on Form SB-2 (File No. 333-122062)
          --------------------------------------------

Dear Mr. Friar:

     On behalf of my client, Velocity Asset Management, Inc. (the "Company"), this letter responds to the comments contained in your letter of February 11, 2005, relating to the Registration Statement, as filed by the Company on January 14, 2005 (the "Initial Filing"). For your convenience, by copy of this letter we will be providing you with two marked copies of Amendment No. 1 to the Registration Statement ("Amendment No. 1"), which is being filed with the Commission today.

Reduction in the Number of Shares Registered
--------------------------------------------

     As will be noted from a review of Amendment No. 1, there has been a reduction in the number of shares registered in that Messrs. John C. Kleinert,
W. Peter Ragan, Sr. and W. Peter Ragan, Jr. have withdrawn from registration all of the shares issuable upon warrants held by them as described in the Initial Filing. Accordingly, no shares are being registered for resale by insiders.

Responses to Comments
---------------------

     Set forth below are individual responses to each of the comments contained in your letter. The captions set forth below correspond to the captions in your letter. References to page numbers relate to the prospectus.

General

     1. In view of the withdrawal from registration of all shares by Mr. Kleinert, we respectfully request that the comment be withdrawn as it no longer is applicable.

Mr. William Friar
March 16, 2005
Page 2


     2. In view of the withdrawal from registration of all shares by the insiders, Messrs. Kleinert, W. Peter Ragan, Sr. and W. Peter Ragan, Jr., we respectfully request that the comment be withdrawn as it is no longer applicable.

     3. In response to your request, the prospectus has been reviewed to purge legalisms, such as herein, thereunder, and pursuant to. We have also revised the prospectus to eliminate parenthetical definitions.

     4. In your response to your request, updated consents of our independent accountants have been included in Amendment No. 1.

     5. As discussed with Gregory Dundas and Heather Schimkaitis, audited financial statements for the fiscal year ended December 31, 2004 have not been included in in Amendment No. 1 in order for the Company to receive comments that can be incorporated and reflected in its Annual Report on Form 10-KSB for the year ended December 31, 2004. Such audited financial statements will be included in Amendment No. 2 that will be filed on or about the same time as the Company's Form 10-KSB.

Table of Contents
-----------------

     6. In response to your comment, the Table of Contents has been moved to the page facing the prospectus cover page.

Cover Page
----------

     7. In view of the withdrawal from registration of all shares by insiders, Messrs. Kleinert, Ragan, Sr. and Ragan, Jr., we respectfully request that the comment be withdrawn as it no longer is applicable.

     8. In response to your comment, all references to the Company's expectation that its common stock will be listed on a national exchange have been deleted from Amendment No. 1.

     9. The cover page has be revised to omit all information that is not required under Item 501 of Regulation S-B nor, in the Company's opinion, key to making an investment decision.

     10. In response to your comment, the sentence at the end of the first paragraph in the initial filing has been deleted.

Prospectus Summary
------------------

     11. We have corrected the URL address for the Company's web site set forth in the Initial Filing. The site referenced in Amendment No. 1 is active.

Mr. William Friar
March 16, 2005
Page 3


Risk Factors
------------

     12. In response to your comment, the first introductory paragraph regarding additional or unknown risks has been deleted.

     13. In response to your comment, the second introductory paragraph regarding forward-looking statements has been deleted.

     14. In response to you comment, we have used solid capital letters throughout the section to highlight the subheadings and set them off from the subsequent text.

     15. In response to your comment, we have added a risk factor on page 5 concerning the Company's dependence on the local economy and related matters.

We are subject to competition for the purchase... - page 3
----------------------------------------------------------

     16. In response to your comment, we have revised the subheading to clearly express the risk to the investor.

We have experienced rapid growth over the past several years... - page 4
------------------------------------------------------------------------

     17. In response to your comment, we have revised the subheading to clearly express the risk to the investor.

Because several existing stockholders own a large percentage... - page 6
------------------------------------------------------------------------

     18. In response to your comment, we have revised the risk factor discussion to express the clear risk to the investor.

Additional authorized shares of common stock... - page 7
--------------------------------------------------------

     19. In response to your comment, we have revised the risk factor discussion to express the clear risk to the investor.

No evaluation of the common stock...
------------------------------------

     20. In response to your comment, we have deleted this risk factor.

Selling Stockholders - page 9
-----------------------------

     21. None of the selling shareholders is a broker-dealer except for Freimark Blair & Company, Inc. which received the shares being sold by it as compensation for services rendered. The only selling shareholders who are affiliates of a broker-dealer are John Lemak, Andrew Scott, Andrew Reckles and Paul Mannion, each

Mr. William Friar
March 16, 2005
Page 4


of whom has represented the he or the entity of which he is deemed to be the beneficial owner purchased the shares for investment, and not with the view toward the resale of such shares in the ordinary course, and that at the time of purchase, neither he nor the entity of which he is deemed to be the beneficial owner had any agreements or understandings, directly or indirectly, with any person to distribute such shares. Disclosure of the foregoing has been included on page 12.

     22. None of the selling shareholders that is not a natural person is a reporting company under the Securities Exchange Act of 1934. Accordingly, the Company has identified the natural person or persons who have voting and investment control over the securities they hold. Such disclosure can be found in the footnotes to the table on pages 11 and 12.

     23. The warrants, stock options and common shares issued to Lomond International, Inc. and The Del Mar Consulting Group, Inc. for services rendered were valued and accounted for as set forth in Note 12 - STOCK BASED COMPENSATION to the notes to the consolidated financial statements contained in the prospectus. The related disclosure is inapplicable for the periods ended December 31, 2002 and 2003, and September 30, 2003 as there was no stock based compensation granted during such periods.

     24. Please see the new disclosure contained in NOTE 12 - STOCK BASED COMPENSATION which includes the disclosures required under paragraphs 46-48 of SFAS 123.

Plan of Distribution - page 13
------------------------------

     25. In response to your comment, the requirements of Rule 144 have been briefly described.

Description of Business - page 14
---------------------------------

     26. In response to your comment, all per share information in the filing has been revised to reflect the 13:1 reverse stock split effected on April 8, 2004.

Receivables and Interest in Distressed Real Property Program - page 16
----------------------------------------------------------------------

     27. In response to your comment, we have revised this discussion to give the reader a better understanding of what the Company's business is and how its is conducted. The Company has described each of its three distinct, but related, lines of business and provided quantitative information regarding the size of each line. Among other things, the Company has disclosed the total amount spent purchasing consumer receivable portfolios, the number of portfolios purchased and the average purchase price.

Mr. William Friar
March 16, 2005
Page 5


     28. In response to your comment, the Company has revised its disclosure to indicate that it purchases interests in distressed real property after an extensive due diligence analysis of the legal status of the property and a market analysis of the property focusing on acquiring the property for re-sale or perfecting the partial interest and/or clouded title for resale.

Receivable Servicing - page 17
------------------------------

     29. In response to your comment, we have named the third party service providers, filed their agreements as exhibits and also filed as an exhibit the Company's standard form of third party servicer agreement expected to be entered into with future third party service providers.

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

General
-------

     30. In response to your comment, this section has been revised to disclose all significant accounting policies and why management considers such policies to be critical.

Results of Operations - page 22
-------------------------------

     31. In response to your comment, the M, D & A has been revised to include discussion of the Company's consolidated operations for each period presented in the financial statements.

     32. In response to your comment, the discussion of changes in operating results for the three months period ended September 30, 2004 and its comparable period in 2003 has been deleted as such periods are not presented in the financial statements.

     33. In response to your comment, specific causes for any material changes in revenues and operating results have been included.

Liquidity and Capital Resources - page 23
-----------------------------------------

     34. In response to your comment, we have revised this section to include a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material changes to the Company's liquidity and capital position.

Mr. William Friar
March 16, 2005
Page 6


     35. In response to your comment, the Company has revised this section to describe the terms of its $12.5 million credit facility and its impact on the Company's liquidity.

Executive Compensation - page 25
--------------------------------

     36. In response to your comment, the Company has revised this section to clarify its obligations with respect to the payment of compensation to its officers.

     37. In response to your comment, this section has been revised to discuss compensation to the Company's directors.

     38. In response to your comment, this section has been revised to state the amount of time devoted by each of the Company executive officers to the Company's business.

Certain Relationships and Related Transactions - page 26
--------------------------------------------------------

     39. In response to your comment, item 3 in this section has been revised to state that Messrs. John C. Kleinert and James J. Mastriani constituted the committee referred to in such section.

Where You Can Find More Information - page 29
---------------------------------------------

     40. In response to your comment, the paragraph discussing incorporation by reference has been deleted.

     41. In response to your comment, the qualification in the second paragraph has been deleted.

Financial Statements
--------------------

General
-------

     42. In response to your comment, the audit report on page F-2 has been revised to refer to the standards of the PCAOB.

     43. In accordance with telephone conversations between representatives of Cowan Gunteski & Co. and Heatherr Schimkaitis, the combined financial presentation of J. Holder, Inc., Velocity Investments, LLC and VOM, LLC has been revised to present consolidated financial statements of STB, Inc.

     44. In response to your comment, the financial statements have been revised to reflect the recapitalization of shareholder equity and earnings per share.

Mr. William Friar
March 16, 2005
Page 7


     45. In response to your comment, Cowan, Gunteski & Co has provided an updated audit opinion which is included in Amendment No. 1.

Consolidated Balance Sheets - page F-3
--------------------------------------

     46. In response to your comment, footnote disclosure has been added for Property and Equipment (included in Notes 1 and 5).

Consolidated Statements of Income (Loss) - page F-5
---------------------------------------------------

     47. In considering whether revenues and costs relating to sales of real property by J. Holder, Inc. should be reported gross or on a net basis, EITF 99-19 guidance states that in order to report revenues on a gross basis, a company must (a) act as principal in the transaction; (b) take title to the properties; (c) have the risks and rewards of ownership; and (d) act as an agent or broker with compensation on a commission or fee basis. If a company does not meet these tests and performs as an agent or broker without assuming the risks and rewards of ownership of goods,sales should be reported on a net basis. In all of its real property transactions, however, J. Holder, Inc. is the primary obligor in the arrangement and takes title to the property by recording the deed and taking possession of the property, thus assuming the risks and rewards of ownership of the property until it is sold to a third party purchaser. This analysis supports the Company's gross presentation of revenues and costs relating to sales of real property.

Notes to the Consolidate Financial Statements
---------------------------------------------

Note 2 - Summary of Significant Accounting Policies - page F-9

General

     48. In response to your comment, Note 2 - SIGNIFICANT ACCOUNTING POLICIES" has been revised.

     49. The Company has adopted the disclosure-only provisions of statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation" and SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure", which was released in December 2002 as an amendment to SFAS No. 123. Please see the table under new "Note 12 - STOCK BASED COMPENSATION."

Reverse Acquisition - page F-9
------------------------------

     49. Pursuant to the guidance in Appendix B of the SEC Accounting Rules and Practices Official Text, the merger of STB, Inc., the accounting acquirer, into Tele-Optics, Inc., a public shell corporation, could be accounted for as a recapitalization

Mr. William Friar
March 16, 2005
Page 8


as opposed to a business combination. The reference to APB Opinion No. 16, which has been superseded by SFAS No. 141, Business Combinations, is not appropriate. Inasmuch as the reverse acquisition was correctly accounted for as a recapitalization, only the reference to APB Opinion N0. 16 has been removed and it has been replaced with the correct reference to Appendix B of the SEC Accounting Disclosure Rules and Practices Official Text.

     51. As discussed in the response to comment number 50 above, the reverse merger was originally accounted for correctly as a reorganization. The footnote disclosure incorrectly referred to APB Opinion No. 16. The reference to APB Opinion No. 16 has been removed and it has been replaced with the correct narrative referencing Appendix B of the SEC Accounting Disclosure Rules and Practices Official Text. Additionally, the Company has added Note 11 - Recapitalization, which provides disclosure of the changes in capital structure (in tabular form) effected at the acquisition date.

Investments and Revenue Recognition - page F-9
----------------------------------------------

     52. The Company has provided a table in Note 3 under "Investments in Real Property" detailing what the investments in real property consist of. The Company has set forth the investments in real property in the balance sheet under "Assets-Property Inventory Owned".

     53. In response to your comment, the income statement has been revised to present revenues from New Jersey municipal tax liens on the income statement under "Interest Income - Tax Certificates Held" and quantified the investments in municipal tax liens in "Note 3 - INVESTMENTS".

     54. In the financial statements for the nine months ended September 30, 2004, the municipal tax liens are shown on the face of the balance sheet net of the discount (inclusive of accrued interest). Additionally, the face amount of the liens is detailed in the notes along with the discount and accrued interest. The Company believes that this is in accordance with APB 21. As the collection of the tax and interest on the municipal tax liens is guaranteed, the Company has determined that including accrued interest in the carrying value and recognizing interest revenue on the accrual basis is appropriate for these assets.

     55. Please see the revision to "Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Investments and Revenue Recognition" which clarifies how the Company accounts for interest and discount accretion on purchased unsecured consumer receivable portfolios considering the guidance in PB6.

     56. The cost recovery method prescribed by PB6 is used when collections on a particular portfolio cannot be reasonably predicted. The Company has not used this method to apply collections made on any of its purchased distressed

Mr. William Friar
March 16, 2005
Page 9


consumer receivable portfolios against the recorded amount of the loan and recognized income after the recorded amount of the loan has been reduced to zero. If the Company purchases a portfolio on which it can not reasonably estimate future cash flows, it will use the cost recovery method.

Allowance for Consumer Receivable Portfolio Losses - page F-10
--------------------------------------------------------------

     57. Please see the revision to Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Allowance for Consumer Receivable Portfolio Losses" which now states :" In the event that cash collected would be inadequate to amortize the carrying value, an impairment charge would be taken with a corresponding write-off to the receivable balance. Accordingly, an allowance for impairment is not maintained for purchased receivables".

     58. Please see revised "Note 2 - SIGNIFICANT ACCOUNTING POLICIES - Recent Accounting Pronouncements" for a discussion of the impact on the Company's accounting as a result of the adoption of SOP 03-3. The Company does not believe that the adoption of SOP 03-3 will have a material impact on its future financial results.

Note 6 - Line of Credit - page F-15
-----------------------------------
Note 7 - Long Term Debt - pages F-16_-17
----------------------------------------

     59. Please see revised "Note 7 - LONG TERM DEBT" and "Note 13 - SUPPLEMENTAL CASH FLOW INFORMATION" for a discussion of the Company's accounting for the conversion of the line of credit and long term debt into shares of the Company's common stock.

Note 9- Related Party Transactions - page F-18
----------------------------------------------

     60. Please see revised "Note 8 - RELATED PARTY TRANSACTIONS" which contains the disclosure required by paragraphs 2-4 of SFAS No. 57

     61. The Company has expanded "Note 8 - RELATED PARTY TRANSACTIONS" to provide an extensive explanation and accounting of significant related party transactions. The Company believes that the expanded Note 8 provides sufficient disclosure to investors.

     62. In 2003, Ragan & Ragan, P.C. did not provide office space to Velocity Investments, LLC, VOM, LLC or J. Holder, Inc. The costs incurred with respect to administrative support provided by Ragan & Ragan, P.C. to such entities were nominal and not discernable from the administrative costs incurred by the related entity and thus immaterial.

Mr. William Friar
March 16, 2005
Page 10


Part II

Recent Sales of Unregistered Securities
---------------------------------------

     63. In response to your comment, this section has been revised to specify clearly under what exemption each of the sales was made.

Exhibits
--------

     64. The exhibit 5 legality opinion will be filed with Amendment No. 2.

                                      * * *

Please feel free to contact the undersigned at (212) 367-9400 if you have any comments with respect to the foregoing.

                                      Very truly yours,

                                      /s/ STEVEN A. SAIDE

                                      Steven A. Saide